03019527

RECEIVED MAR 31 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] **Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended: **September 30, 2002**

[ ] **Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**
For the transition period from ______________________ to ______________________

PROCESSED
APR 07 2003
THOMSON FINANCIAL

Commission File Number: 0-26001

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Profit Incentive Bonus Plan of
Hudson City Savings Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

REQUIRED INFORMATION

* The financial information is provided in the accompanying bound report entitled:

Profit Incentive Bonus Plan of
Hudson City Savings Bank
Financial Statements and Schedule
September 30, 2002 and 2001
(With Independent Auditors' Report Thereon)

SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of
Hudson City Savings Bank

Date: March 27, 2003

By: /s/ Douglas C. Yingling
Douglas C. Yingling
Plan Administrator
Vice President and Personnel Officer
Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
23.1	Consent of KPMG LLP	Page 5

Independent Auditors' Consent

The Board of Directors
Hudson City Bancorp, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-78969 on Form S-8 of Hudson City Bancorp, Inc. of our report dated March 21, 2003, relating to the financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of September 30, 2002 and 2001, and for the years then ended and supplemental schedules as of and for the year ended September 30, 2002, which report appears in the Annual Report on Form 11-K of the Profit Incentive Bonus Plan of Hudson City Savings Bank.

KPMG LLP

KPMG LLP

Short Hills, New Jersey
March 27, 2003

KPMG

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK

Financial Statements and Schedules

September 30, 2002 and 2001

(With Independent Auditors' Report Thereon)

New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Board of Directors
Profit Incentive Bonus Plan of
Hudson City Savings Bank:

We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 21, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Statements of Net Assets Available
for Benefits

September 30, 2002 and 2001

		2002	2001
Investments, at current value:			
Investments in commingled common trust funds (note 7)	$	9,239,222	9,387,041
Investment in Hudson City Bancorp, Inc. Common Stock Fund (note 7)		23,280,150	17,273,343
		32,519,372	26,660,384
Receivables:			
Employer contribution receivable		668,640	608,086
Interest receivable		8,433	10,592
Participant loans receivable (note 6)		119,215	56,660
		796,288	675,338
Net assets available for benefits	$	33,315,660	27,335,722

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK

Statements of Changes in Net Assets Available for Benefits

Years ended September 30, 2002 and 2001

		2002	2001
Employer contributions	$	668,640	608,030
Employee contributions		21,435	36,541
		690,075	644,571
Investment income:			
Interest		85,402	168,927
Dividends		469,379	296,802
Net appreciation of investments (note 7)		5,449,115	1,227,186
Contributions and investment income		6,693,971	2,337,486
Participant benefits		(714,033)	(1,310,226)
Net change in assets available for benefits		5,979,938	1,027,260
Net assets available for benefits:			
Beginning of year		27,335,722	26,308,462
End of year	$	33,315,660	27,335,722

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

(b) Investments

Investments in commingled common trust funds are stated at current value which is determined by Bankers Trust Company of New York, the plan trustee. The investment in Hudson City Bancorp, Inc. common stock is valued at quoted market prices.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recognized as earned.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

In preparing plan financial statements, estimates, and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Description of Plan

The following plan information provides only a general description of the Plan's provisions. The plan document should be referred to for a more complete description of the Plan's provisions.

The Plan is a self-directed, defined contribution profit-sharing plan sponsored by the Hudson City Savings Bank (the Bank). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a) General

Under terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in level annual installments over a period not to exceed 15 years. If the vested balance of a participant account is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. stock for the portion of any distribution that is attributable to an interest in the Employer Stock Fund. Participants may receive either the entire portion of their interest in the Employer Stock Fund in shares of Hudson City Bancorp, Inc. common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp, Inc. stock that they may receive will be the number of whole shares attributable to their interest in the Employer Stock Fund. Any remaining amount distributed will be paid in cash.

The Plan maintains for each member a regular account and an optional account. The regular account is credited with 50% of the Bank's contributions and the optional account is credited with the balance, after giving effect to the cash election option available to each participant. Effective October 1, 1998, participants can elect to receive the Bank's contribution in cash and/or allocate to the optional participant directed investment funds in increments of 10%. A full-time employee becomes eligible to participate on the first of the month following the first anniversary of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of one year, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined. Each member is fully vested to the extent of his/her optional account and becomes vested at the rate of 20% per year in his/her regular account until fully vested after five years. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account balances.

Forfeitures are applied to reduce the Bank's contribution. During the years ended September 30, 2002 and 2001, forfeitures of $7,400 and $24,240, respectively, were applied to reduce the Bank's contribution. Investment earnings or losses are allocated to a participant's regular and optional account balances, as defined.

(b) Contributions

The Bank has agreed to make contributions to the Plan in an amount equal to the lesser of a portion of the Bank's income, as defined, that will not reduce the amount available for surplus below $2,500 for every $1,000,000 of average total assets for the plan year, or 5% of compensation as defined, of all members, after becoming participants in the Plan, at the end of the plan year. In addition, sponsor contributions are limited to the maximum amount deductible by the Bank for income tax purposes.

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 10% of their compensation for the year, as defined. Participant contributions are on an after-tax basis.

Participants in the Plan may designate the funds into which their respective share of the Bank's contribution or their own contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan, on a quarterly basis.

(Continued)

(3) Federal Income Taxes

The Internal Revenue Service has determined and informed the Bank by a letter dated June 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Plan Termination

The Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(5) Plan Expenses

Administrative expenses for the plan trustee's fees are paid directly by the Bank.

(6) Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount not to exceed certain amounts, as defined. The period of repayment shall not exceed three years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed five years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower's plan account. Principal and interest is paid ratably by participant checks.

(7) Investments

Individual investments in excess of 5% of net assets available for plan benefits at September 30, 2002 and 2001 are as follows:

	2002		2001	
	Cost	Current value	Cost	Current value
Bankers Trust Pyramid Government Securities Cash Fund	$ 5,451,353	5,451,353	3,701,322	3,701,322
Bankers Trust Pyramid Capital Value Fund	2,852,889	3,077,404	3,690,293	5,148,395
Hudson City Bancorp, Inc. – investment in common stock	8,706,287	23,280,150	8,045,659	17,273,343

PROFIT INCENTIVE BONUS PLAN OF
HUDSON CITY SAVINGS BANK

Notes to Financial Statements

September 30, 2002 and 2001

During 2002 and 2001, the Plan's gains and losses on investments bought and sold, as well as held during the year is as follows:

		2002	2001
Investments in commingled common trust funds	$	(868,955)	(3,575,262)
Investment in Hudson City Bancorp, Inc. common stock		6,318,070	4,802,448
	$	5,449,115	1,227,186

(8) Subsequent Event

On October 15, 2002 the Plan was amended, to change the Plan's year end from September 30 to December 31, effective January 1, 2003.

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK

Schedule H, Item 4(i) – Schedule of Assets Held for Investment Purposes at End of Year

September 30, 2002

Identity of issue	Description of investment	Number of shares		Current value
Participation in General Employee Benefit Commingled Common Trust (Sub-fund A)	Bankers Trust Pyramid Government Securities Cash Fund	5,451,353	$	5,451,353
Participation in General Employee Benefit Commingled Common Trust (Sub-fund B)	Bankers Trust Pyramid Capital Value Fund	3,204		3,077,404
Participant in General Employee Benefit Commingled Common Trust (Sub-fund C)	Bankers Trust Pyramid Intermediate and Long-term Bond Fund	333,536		710,448
Participation General Employee Benefit Commingled Common Trust (Sub-fund E & F)	Bankers Trust Pyramid Directed Account Cash Fund	17		17
	Total Commingled Common Trust Funds		$	9,239,222
* Hudson City Bancorp, Inc. (Sub-fund E) – investment in common stock	* Hudson City Bancorp, Inc. (Sub-fund E) – investment in common stock	1,434,390	$	23,280,150
Participant Loans Receivable (Sub-fund D)	Participant Loans Receivable (Sub-fund D)	119,215		119,215
	Total other investments			23,399,365
	Total investments		$	32,638,587

* A party-in-interest as defined by ERISA.

Schedule 2

PROFIT INCENTIVE BONUS PLAN OF HUDSON CITY SAVINGS BANK

Item 27d – Schedule of Reportable Transactions

Year ended September 30, 2002

Identity of issue	Description of investment	Purchases	Sales	Acquisition /purchase price	Cost	Selling price
Participation in General Employee Benefit Commingled Common Trust Fund	Bankers Trust Pyramid Discretionary Securities Cash Fund	$ 2,413,051	—	2,413,051	—	—
* Hudson City Bancorp, Inc. investment in common stock	* Hudson City Bancorp, Inc. investment in common stock	797,245	—	1,223,199	—	1,646,782

* A party-in-interest as defined by ERISA.